OCCIDENTAL PETROLEUM CORPORATION	10889 WILSHIRE BOULEVARD LOS ANGELES, CALIFORNIA 90024 TELEPHONE (310) 208-8800 FACSIMILE (310) 443-6690

December 2, 2005

Mr. Barry Stem

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Occidental Petroleum Corporation
(Form S-4, File No. 333-129721)

Dear Mr. Stem:

On behalf of Occidental Petroleum Corporation (Occidental), we are providing you with this response to the questions that you raised by a telephone call to Alison S. Ressler of Sullivan & Cromwell LLP on November 29, 2005, concerning Occidental’s Registration Statement on Form S-4 (the “Form S-4”) in connection with Occidental’s planned acquisition of Vintage Petroleum, Inc. (“Vintage”). In that call, you asked why the Form S-4 does not contain pro forma financial information with respect to Occidental and Vintage, and you also asked specifically whether pro forma information with respect to the reserves of Occidental and Vintage should be included in the Form S-4. The following is Occidental’s response to your questions.

Item 5 of Form S-4 requires a registrant to furnish financial information required by Article 11 of Regulation S-X with respect to this transaction. Rule 11-01(a)(3) of Article 11 requires the furnishing of pro forma financial information if securities being registered by the registrant are to be offered to the security holders of a significant business to be acquired. Pursuant to Rule 11-01(b)(1), a business combination is considered “significant” if a comparison of the most recent annual financial statements of the business to be acquired and the registrant’s most recent annual consolidated financial statements indicates that the business to be acquired meets the conditions of a “significant subsidiary” under Rule 1-02(w). When applying Rule 1-02(w), Rule 11-01(b)(1) instructs the registrant to substitute 20% for 10% each place it appears therein.

Securities and Exchange Commission

Accordingly, pursuant to Rule 1-02(w), the acquisition of Vintage would be considered significant only if any of the following three conditions were met:

(1)	if the amount of Occidental’s investments in and advances to Vintage exceeded 20% of Occidental’s consolidated total assets as of the end of the most recently completed fiscal year;

This condition is not being met because the amount of Occidental’s investments in and advances to Vintage will be approximately $3,492,000,000, or 16.32%, of Occidental’s consolidated total assets as of December 31, 2004 of approximately $21,391,000,000;

(2)	if Occidental’s share of the total assets of Vintage exceeded 20% of Occidental’s consolidated total assets as of the end of the most recently completed fiscal year;

This condition is not being met because as of December 31, 2004, Vintage’s total assets were approximately $1,645,000,000, or approximately 7.69%, of Occidental’s total assets as of December 31, 2004 of approximately $21,391,000,000;

or

(3)

if Occidental’s equity in Vintage’s income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle (“Income”) exceeded 20% of Occidental’s Income for the most recently completed fiscal year;

This condition is not being met because for the fiscal year ended December 31, 2004, Vintage’s Income was approximately $195,000,000, or 4.52%, of Occidental’s Income for the fiscal year ended December 31, 2004 of approximately $4,314,000,000.

As noted above, the significance tests under the 20% threshold mandated by the Commission’s rules have not been met. Accordingly, the acquisition of Vintage by Occidental is not considered “significant” under the tests enumerated by the Securities and Exchange Commission (the “Commission”) for purposes of determining when a registration statement with respect to a business combination should contain pro forma financial information.

With respect to your specific question regarding whether pro forma reserve information for Occidental and Vintage should be included in the Form S-4, Occidental respectfully advises that historical reserve information for each of Occidental and Vintage is included on their respective Form 10-K’s for the year ended December 31, 2004, and in the Form S-4 through incorporation by reference as permitted by the Commission’s rules. There is no rule in Regulation S-X that would require pro forma information on reserves.

For the foregoing reasons, Occidental respectfully submits that neither pro forma financial information nor pro forma reserve information are required for the Form S-4.

Securities and Exchange Commission

If you have any questions or comments regarding the enclosed materials, please do not hesitate to call me at (310) 443-6765 or Linda Peterson at (310) 443-6189.

Very truly yours,

/s/ JIM A. LEONARD

Jim A. Leonard

Vice President and Controller

cc:	Carmen Moncada-Terry

(Securities and Exchange Commission)

Donald P. de Brier
Linda S. Peterson
(Occidental Petroleum Corporation)

Robert W. Cox
(Vintage Petroleum, Inc.)

Patrick S. Brown
Alison S. Ressler
(Sullivan & Cromwell LLP)

Robert J. Melgaard
Robert A. Curry
(Conner & Winters, LLP)